[Schering-Plough Corporation Letterhead]
June 24, 2009
VIA EDGAR AND FACSIMILE
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	Schering-Plough Corporation Form S-4, as amended Filed June 24, 2009 File No. 333-159371
     Dear Mr. Riedler:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Schering-Plough Corporation, a New Jersey corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 5:00 p.m., Eastern time, on June 24, 2009 or as soon thereafter as practicable.
     In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:
•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *
     Please contact the undersigned at Schering-Plough Corporation at (908) 298-7119 or, in my absence, Susan Ellen Wolf at (908) 298-7354, with any questions you may have concerning this request. In addition, please notify the undersigned when this request for acceleration has been granted.
Sincerely,
/s/ Michael Pressman
Michael Pressman
Senior Counsel

cc:	Susan Ellen Wolf, Schering-Plough Corporation Celia A. Colbert, Merck & Co., Inc. Nandini Acharya, SEC Suzanne Hayes, SEC